BHP 5 YEAR FINANCIAL SUMMARY

MAY 1999

Since publication of the May 1998 5 year summary, figures have been re-stated to reflect:

  the transfer of internal currency hedging results from Minerals, Steel and Petroleum to Group and unallocated items, following a decision to cease new internal hedging effective 1 June 1999. The existing internal currency hedging activities now eliminate within Group and unallocated items.
  the integration of the former Ferrous Minerals, Coal, World Minerals and Copper Divisions into a single Minerals business, the integration of the former Steel Products and Integrated Steel Divisions into a single Steel business, the transfer of Insurances and Information Systems results from Group and unallocated items to Services and the transfer of BHP Research from Group and unallocated items to Minerals.
  ancillary borrowing costs incurred in connection with the arrangement of borrowings, being transferred from Business Division results to Net unallocated interest following adoption of Australian Accounting Standard AASB 1036 'Borrowing costs'.

This information can be accessed on BHP's Internet site www.bhp.com.au

The Broken Hill Proprietary Company Limited

Australian Company Number 004 028 077

Registered Office

Level 48 BHP Tower - Bourke Place

600 Bourke Street Melbourne Australia

	Five Year Performance

	Years ended 31 May		1999	1998	1997	1996	1995
	Profit and loss statistics
	Operating revenue	A$ million	21 921	24 664	22 320	19 814	18 444
	Sales	A$ million	19 229	21 189	20 947	19 124	17 696
	Operating (loss)/profit after income tax, attributable to members of the BHP Entity (a)
	- including abnormal items	A$ million	(2 312)	(1 474)	410	1 046	1 216
	- excluding abnormal items	A$ million	365	1 302	1 386	1 293	1 617

	- including abnormal items	cents	(133.5)	(87.2)	25.0	65.1	78.7
	- excluding abnormal items	cents	21.1	77.0	84.5	80.5	104.7
	Shareholders' equity attributable to members of the BHP Entity	A$ million	8 646	11 585	12 538	12 129	11 868
	Return on shareholders' equity (b)
	- including abnormal items	%	(26.7)	(12.7)	3.3	8.6	10.2
	- excluding abnormal items	%	4.2	11.2	11.1	10.7	13.6
	Dividends or equivalent paid or payable to members of the BHP Entity (c)	A$ million	884	866	836	819	747
	Dividends or equivalent per fully paid share
	- as declared	cents	51.0	51.0	51.0	51.0	50.0
	- as declared adjusted for bonus issue	cents	51.0	51.0	51.0	51.0	47.8
	Dividend cover, including abnormal items (c) (d)	times	(e)	(e)	0.5	1.3	1.6
	Dividend payout ratio, including abnormal items (c) (f)	times	(e)	(e)	2.0	0.8	0.6
	Interest cover (g)
	- including abnormal items	times	(e)	(e)	2.7	3.7	5.4
	- excluding abnormal items	times	1.8	3.0	4.1	4.3	6.0
	Interest cover - restated for AASB 1033 (h)
	- including abnormal items	times	(e)	(e)	2.3	3.2	4.2
	- excluding abnormal items	times	1.8	3.0	3.5	3.8	4.7
	There were no extraordinary items during the five year period
	Balance sheet statistics
	Total assets	A$ million	31 487	37 082	36 735	35 230	30 287
	Gearing (i)%		54.2	52.7	39.4	39.4	31.3
	Gearing, restated for AASB 1033 (h) (i)%		54.2	52.7	49.9	50.1	41.3
	Net tangible assets per share
	- at year end adjusted for bonus issue	A$	4.85	6.57	7.36	7.28	7.29
	Capital and investment expenditure (j)	A$ million	2 675	4 014	4 149	6 827	3 100

(a)	Calculated as operating (loss)/profit after income tax attributable to members of the BHP Entity divided by the weighted average number of
	fully paid shares on issue for the year adjusted for bonus issue, excluding shares held by Beswick Group in years ended 1995 to 1998.
(b)	Calculated as operating (loss)/profit after income tax attributable to members of the BHP Entity, as a percentage of shareholders' equity
	attributable to members of the BHP Entity - at year end.
(c)	Excludes dividends paid to Beswick Group. Includes equivalent dividend for Bonus Share Plan participants.
(d)	Based on operating (loss)/profit after income tax attributable to members of the BHP Entity, calculated on dividends or equivalent as declared
(e)	Figure is negative.
(f)	Calculated as dividends per share (adjusted for bonus issue) divided by earnings per share (including abnormal items, adjusted for bonus issue).
(g)	Calculated as operating (loss)/profit before borrowing costs and income tax expense, divided by total borrowing costs.
(h)	In 1998 certain preference shares were reclassified from outside equity interests to borrowings and their related dividends to interest
	expense in accordance with AASB 1033. 1995 to 1997 has been restated accordingly.
(i)	Calculated as total borrowings (current and non-current excluding finance leases, bank overdrafts and other) as a percentage of total borrowings
	and shareholders' equity.
(j)	Excludes capitalised borrowing costs and capitalised exploration expenditure. 1996 includes acquisition of Magma Copper Company and acquisition
	of the outstanding shares of Tubemakers of Australia Ltd.

Consolidated Profit and Loss Statement
In accordance with generally accepted accounting principles as applied in Australia.				Australian $ million
Years ended 31 May	1999	1998	1997	1996	1995
Operating revenue
Sales	19 229	21 189	20 947	19 124	17 696
Other revenue	2 692	3 475	1 373	690	748
	21 921	24 664	22 320	19 814	18 444
Operating profit including abnormal items,
before depreciation, amortisation and borrowing costs	805	1 932	4 110	4 288	4 583
deduct
Depreciation and amortisation	2 218	2 206	1 974	1 798	1 651
Borrowing costs (a)	732	739	643	477	407
* Operating (loss)/profit before income tax	(2 145)	(1 013)	1 493	2 013	2 525
deduct
**Income tax expense including abnormal items, attributable
to operating result	164	518	876	752	1 014
Operating (loss)/profit after income tax	(2 309)	(1 531)	617	1 261	1 511
add/(deduct)
Outside equity interests in operating (profit)/loss after income tax (a)	(3)	57	(207)	(215)	(295)
Operating (loss)/profit after income tax, attributable to members of the BHP Entity	( 2 312)	(1 474)	410	1 046	1 216

Operating (loss)/profit after income tax attributable to members of the BHP entity comprises:
* Operating profit before abnormal items and income tax	934	2 083	2 539	2 424	2 843
** Income tax expense attributable to operating profit
before abnormal items	(566)	(821)	(946)	(916)	(931)
Operating profit after income tax before abnormal items	368	1 262	1 593	1 508	1 912
Outside equity interests in operating (profit)/loss after income tax before abnormal items	(3)	40	(207)	(215)	(295)
Operating profit after income tax, before abnormal items, attributable to members of the BHP Entity	365	1 302	1 386	1 293	1 617
* Abnormal items included in operating result before
income tax (b)	(3 079)	(3 079)	(1 046)	(411)	(318)
**Abnormal income tax benefit/(expense)	402	303	70	164	(83)
Abnormal items after income tax (b)	(2 677)	(2 776)	(976)	(247)	(401)
Operating (loss)/profit after income tax, attributable to members of the BHP Entity	(2 312)	(1 474)	410	1 046	1 216
There were no extraordinary items during the five year period

(a) In 1998 certain preference shares were reclassified from outside equity interests to borrowings and their related dividends to interest expense in accordance with AASB 1033.
(b) Excludes abnormal item attributable to outside equity interests in 1998 of $17 million (no tax effect).

Consolidated Balance Sheet
					Australian $ million
As at 31 May		1999	1998	1997	1996	1995
ASSETS
Current assets
Cash		460	977	520	390	232
Receivables		2 661	2 986	3 034	2 838	2 463
Investments		273	175	1 845	563	880
Inventories		2 262	2 829	2 716	2 746	2 334
Other		196	251	284	283	196
		5 852	7 218	8 399	6 820	6 105
Non-current assets
Receivables		323	455	406	685	992
Investments		483	847	757	2 301	2 086
Inventories		187	184	156	126	130
Property, plant and equipment		22 631	26 093	25 585	23 963	19 864
Intangibles		175	389	390	394	314
Other		1 836	1 896	1 042	941	796
Total non-current assets		25 635	29 864	28 336	28 410	24 182
Total assets		31 487	37 082	36 735	35 230	30 287
LIABILITIES
Current liabilities
Accounts payable		2 635	3 096	2 944	2 936	2 713
Borrowings		1 381	1 365	2 809	1 965	928
Provisions		2 178	1 714	1 575	1 602	1 716
Total current liabilities		6 194	6 175	7 328	6 503	5 357
Non-current liabilities
Accounts payable		156	173	41	90	82
Borrowings (a)		9 990	12 801	8 108	8 463	6 052
Provisions		5 786	5 524	5 045	4 428	3 989
Total non-current liabilities		15 932	18 498	13 194	12 981	10 123
Total liabilities		22 126	24 673	20 522	19 484	15 480
Net assets		9 361	12 409	16 213	15 746	14 807
SHAREHOLDERS' EQUITY
Shareholders' equity
Attributable to members of the BHP Entity		8 646	11 585	12 538	12 129	11 868
Attributable to outside equity interests (a)		715	824	3 675	3 617	2 939
Total shareholders' equity		9 361	12 409	16 213	15 746	14 807
Balance sheet statistics
Total borrowings as a percentage of total borrowings and shareholders' equity (a) (b)
- as reported	%	54.2	52.7	39.4	39.4	31.3
- restated for effect of AASB 1033%		54.2	52.7	49.9	50.1	41.3
Net tangible assets attributable to members of the BHP Entity per share (c)	A$	4.85	6.57	7.36	7.28	7.29

(a) 1998 includes reclassificaiton of certain preference shares from outside equity interests to borrowings and their related dividends to interest expense in accordance with AASB 1033.
(b) Total borrowings (current and non-current), excluding finance leases, bank overdrafts and other.
(c) Adjusted for 1995 bonus issue.

Consolidated Statement of Cash Flows
				Australian $ million
Years ended 31 May	1999	1998	1997	1996	1995
Cash flows related to operating activities
Receipts from customers	19 331	21 466	20 735	19 136	17 656
Payments to suppliers, employees, etc	(15 248)	(16 654)	(15 850)	(14 420)	(12 649)
Dividends received	20	40	126	133	151
Interest received	221	147	134	126	102
Borrowing costs (a)	(1 087)	(1 058)	(807)	(631)	(537)
Proceeds from gas sales contract price re-negotiation	708	-	-	-	-
Settlement of the Petroleum Resource Rent Tax issue	-	-	443	-	-
Other	348	136	223	56	118
Operating cash flows before income tax	4 293	4 077	5 004	4 400	4 841
Income taxes paid	(708)	(518)	(1 008)	(1 095)	(751)
Net operating cash flows	3 585	3 559	3 996	3 305	4 090
Cash flows related to investing activities
Purchases of property, plant and equipment	(2 608)	(3 782)	(4 062)	(3 634)	(2 918)
Exploration expenditure	(643)	(712)	(689)	(576)	(588)
Purchases of investments	(137)	(136)	(202)	(214)	(43)
Purchases of, or increased investments in, controlled entities net of their cash	(75)	(19)	(1)	(3 056)	(70)
Investing outflows	(3 463)	(4 649)	(4 954)	(7 480)	(3 619)
Proceeds from sale of property, plant and equipment	548	408	497	278	58
Proceeds from sale or redemption of investments	361	1 938	71	22	322
Proceeds from sale or partial sale of controlled entities and joint venture interests net of their cash	1 290	780	38	3	21
Net investing cash flows	(1 264)	(1 523)	(4 348)	(7 177)	(3 218)
Cash flows related to financing activities
Proceeds from ordinary share issues, etc.	149	355	299	204	242
Proceeds from issue or renegotiation of preference shares (a)	-	646	376	762	-
Proceeds from sale of employee share plan loans	-	110	-	300	400
Borrowings	2 018	2 548	1 957	6 854	1 312
Repayment of borrowings	(4 310)	(4 317)	(2 063)	(3 539)	(1 750)
Redemption of preference shares (a)	-	(632)	-	(79)	-
Dividends paid (a)	(520)	(449)	(647)	(632)	(483)
Other	(14)	224	46	(112)	(150)
Net financing cash flows	(2 677)	(1 515)	(32)	3 758	(429)

Net (decrease)/increase in cash and cash equivalents	(356)	521	(384)	(114)	443
Cash and cash equivalents at beginning of year	949	363	735	883	431
Effect of foreign currency exchange rate changes on cash
and cash equivalents	(20)	65	12	(34)	9
Cash and cash equivalents at end of year	573	949	363	735	883
(a)					1999 and 1998 includes reclassification of certain preference shares from outside equity interests to borrowings and their related dividends to interest expense in accordance with AASB 1033.

External Sales
				Australian $ million
Years ended 31 May	1999	1998	1997	1996	1995
Consolidated sales (by country/region of origin)
- from Australia	12 215	13 513	12 806	12 086	11 601
- from North America	2 572	3 352	3 264	2 885	2 465
- from United Kingdom	559	679	490	274	255
- from South America	1 534	1 610	1 800	1 367	1 006
- from Papua New Guinea	857	459	826	1 091	1 120
- from New Zealand	720	693	801	566	498
- from South East Asia	560	643	749	611	484
- from other countries	212	240	211	244	267
Total sales	19 229	21 189	20 947	19 124	17 696

Consolidated sales (by location of customers)
- to Australian customers from Australia	5 931	6 762	6 850	6 278	6 282
- to Australian customers from outside Australia	79	46	99	191	148
- to non-Australian customers from Australia	6 283	6 751	5 956	5 808	5 319
- to non-Australian customers from outside Australia	6 936	7 630	8 042	6 847	5 947
Total sales	19 229	21 189	20 947	19 124	17 696

Segment Sales and Profit by Quarters (a)
		Australian $ million					Australian $ million
			Year ended 31 May 1999					Year ended 31 May 1998
		1st Q	2nd Q	3rd Q	4th Q	Total	1st Q	2nd Q	3rd Q	4th Q	Total
Minerals
Sales		2 484	2 331	2 185	2 199	9 199	2 019	2 063	2 002	2 708	8 792
Operating profit/(loss)	- including abnormal items	361	208	294	(2 834)	(1 971)	135	125	48	(2 113)	(1 805)
	- excluding abnormal items	361	208	101	8	678	135	125	48	370	678
Steel
Sales		2 095	1 969	1 720	1 936	7 720	2 061	2 104	1 876	2 218	8 259
Operating profit/(loss)	- including abnormal items	120	84	47	(88)	163	113	131	114	(80)	278
	- excluding abnormal items	120	84	47	17	268	113	131	114	166	524
Petroleum
Sales		800	649	662	716	2 827	1 014	1 197	1 097	1 129	4 437
Operating profit/(loss)	- including abnormal items	137	64	85	(54)	232	155	245	(13)	199	586
	- excluding abnormal items	137	64	85	35	321	155	245	133	216	749
Services
Sales		552	538	497	490	2 077	504	519	518	593	2 134
Operating profit	- including abnormal items	64	18	186	2	270	83	34	88	47	252
	- excluding abnormal items	64	18	13	2	97	10	8	88	47	153
Net unallocated interest
Operating (loss) (b)	- including abnormal items	(107)	(125)	(127)	(90)	(449)	(119)	(102)	(116)	(156)	(493)
	- excluding abnormal items	(107)	(125)	(127)	(90)	(449)	(119)	(102)	(116)	(156)	(493)
Group and unallocated items
Sales		(211)	(168)	(115)	(64)	(558)	44	80	92	(414)	(198)
Operating (loss)/profit	- including abnormal items	(210)	(163)	(82)	(99)	(554)	(12)	(8)	(9)	(320)	(349)
	- excluding abnormal items	(210)	(163)	(88)	(86)	(547)	(12)	(8)	(9)	(320)	(349)
BHP Group
Sales (c)		5 162	4 792	4 479	4 796	19 229	5 096	5 409	5 056	5 628	21 189
Operating profit/(loss)	- including abnormal items	365	86	403	(3 163)	(2 309)	355	425	112	(2 423)	(1 531)
	- excluding abnormal items	365	86	31	(114)	368	282	399	258	323	1 262

(a)	Operating profit/(loss) is before deducting outside equity interests.
(b)						1999 and 1998 includes reclassification of certain preference shares from outside equity interests to borrowings and their related dividends to interest expense in accordance with AASB 1033.
(c)						Industry segment sales include sales to other segments and to that extent, exceed in total the figures shown for the BHP Group.

Share Information

As at 31 May		1999		1998		1997		1996		1995
Number of shareholders in the BHP Entity	000	297		317		283		263		239

Issue of Shares
- Executive Share Scheme	000 shares	-		1 095	(a)	1 500	(a)	1 145	(a)	1 600	(a)
- Bonus Share Issue	000 shares	-		-		-		-		176 023
- Employee Share Plan	000 shares	3 004	(b)	12 148	(c)	442	(d)	493	(e)	30 874	(f)
- Bonus Share Plan	000 shares	7 951		4 628		4 350		4 194		3 230
- Dividend Investment Plan	000 shares	20 661		19 384		32 207		21 242		21 503
- Share Purchase Scheme	000 shares	4 342		16 917		-		-		-
- Exercise of performance rights	000 shares	25		-		-		-		-
- Buy-back of shares held by
controlled entities (g)	000 shares	(338 067)		-		-		-		-

Shares outstanding
-at year end (h)	000 shares	1 742 907		2 055 940		2 001 768		1 963 269		1 936 195
-at year end adjusted for bonus issue (h)	000 shares	1 742 907		2 055 940		2 001 768		1 963 269		1 936 195

Partly paid shares converted to fully paid	000 shares	1 685		2 345		728		813		645

Employee Share Plan options at year end	000 options	61 910		37 836		20 266		18 913		18 836

Estimated percentage of shares held by
- Australian shareholders	%	63		74		80		78		78
- non-Australian shareholders	%	37		26		20		22		22

Share price range adjusted for bonus issue
- high	A$	17.92		20.05		19.42		20.05		18.89
- low	A$	10.62		12.30		15.58		16.68		15.76

Share price adjusted for bonus issue
- at year end	A$	15.48		13.68		18.86		18.90		17.64

Market capitalisation - at year end	A$ million	27 150		28 125		37 753		37 106		34 154

Turnover -Australian Stock Exchange Ltd
- average weekly adjusted for
bonus issue	000 shares	22 447		25 013		23 046		16 545		16 411
- average annual	%	59		66		61		44		50

(a) Shares paid to one cent.
(b) Includes 3 004 230 shares issued as a result of exercise of ESP options.
(c) Includes 1 168 0900 shares issued as a result of exercise of ESP options.
(d) Includes 441 650 shares issued as a result of exercise of ESP options.
(e) Includes 479 050 shares issued as a result of exercise of ESP options.
(f) Includes 77 700 shares issued as a result of exercise of ESP options.
(g) 338 066 630 ordinary shares held by the Beswick Group were bought back and cancelled by the BHP Entity during the year ended 31 May 1999.
(h) Includes shares held by Beswick Group 1995 to 1998, and partly paid shares.

Information for Non-Australian Shareholders
						In millions
					(unless per share)
Selected consolidated financial data translated into various currencies	A$	US$	Stg	NZ$	Yen	Dm	SwFr
PROFIT AND LOSS ACCOUNT (income statement)
Year ended 31 May 1999
Amounts in accordance with Australian GAAP
Operating revenue	21 921	14 310	8 907	26 520	1 761 791	26 684	21 757
Operating loss before interest expense	(1 413)	(922)	(574)	(1 709)	(113 563)	(1 720)	(1 402)
Borrowing costs	732	478	297	886	58 831	891	727
Income tax expense	164	107	67	198	13 180	200	163
Operating loss after income tax	(2 309)	(1 507)	(938)	(2 793)	(185 574)	(2 811)	(2 292)
Operating (loss)/profit after income tax, attributable to members of the BHP Entity
- including abnormal items	(2 312)	(1 509)	(939)	(2 797)	(185 815)	(2 814)	(2 295)
- excluding abnormal items	365	239	148	442	29 335	444	362
Operating (loss)/profit after income tax, including abnormal items and before outside equity interests, by industry segment
- Minerals	(1 971)	(1 286)	(801)	(2 385)	(158 409)	(2 399)	(1 956)
- Steel	163	106	66	197	13 100	198	162
- Petroleum	232	151	94	281	18 646	282	230
- Services	270	176	110	327	21 700	329	268
- Net unallocated interest	(449)	(293)	(182)	(543)	(36 086)	(547)	(446)
- Group and unallocated items	(554)	(361)	(225)	(670)	(44 525)	(674)	(550)
Earnings per share
- including abnormal items	(26.7)	(17.4)	(10.8)	(32.3)	(2,145.9)	(32.5)	(26.5)
- excluding abnormal items	4.2	2.7	1.7	5.1	337.6	5.1	4.2
Dividends or equivalent paid or payable per share	0.51	0.33	0.21	0.62	40.99	0.62	0.51
Balance sheet as at 31 May 1999
Amounts in accordance with Australian GAAP
Total assets	31 487	20 555	12 793	38 093	2 530 610	38 329	21 352
Total borrowings (a)	11 371	7 423	4 620	13 757	913 887	13 842	11 286
Shareholders' equity attributable to members of the BHP Entity	8 646	5 644	3 512	10 460	694 879	10 525	8 581
Net tangible assets per share	4.85	3.17	1.97	5.87	389.79	5.90	4.81
Estimated amounts in accordance with US GAAP
Total assets	32 679	21 334	13 277	39 535	2 626 411	39 780	32 434
Total borrowings (a)	11 323	7 392	4 601	13 697	910 030	13 783	11 238
Shareholders' equity attributable to members of the BHP Entity	10 000	6 528	4 063	12 098	803 700	12 173	9 925
Year end exchange rates - A$=		0.6528	0.4063	1.2098	80.3700	1.2173	0.9925

(Translations of amounts from Australian currency have been made at the buying rate for A$ as quoted on Friday 28 May 1999 and are therefore indicative only.)
(a) Based on current and non-current borrowings, excluding finance leases, bank overdrafts and other.

Minerals Segment Data (a)

				Australian $ million
Years ended 31 May		1999	1998	1997	1996	1995
Sales		9 199	8 792	8 515	7 511	6 261
Operating profit before abnormal items,
depreciation, amortisation and income tax		2 274	1 981	2 129	2 061	1 802
deduct
Depreciation and amortisation		944	910	788	610	490

operating (loss)/profit excluding abnormal items		652	393	476	553	452
Operating profit excluding abnormals		678	678	865	898	860
Abnormal items before income tax		(3 052)	(2 764)	(758)	-	-
Income tax benefit/(expense) attributable to
abnormal items		403	281	19	65	(31)
Abnormal items after income tax		(2 649)	(2 483)	(739)	65	(31)
Operating (loss)/profit including abnormals		(1 971)	(1 805)	126	963	829

Other Statistics (b)
Exploration expenditure - Gross		286	298	268	251	241
deduct
Capitalised		29	68	1	20	72
Previously capitalised now written off		(21)	-	-	-	-
Exploration and development expenditure
charged against profits		278	230	267	231	169
Capital and investment expenditure
(excludes capitalised interest and capitalised
exploration and development expenditure)		1 407	2 588	2 461	4 180	1 076
Gross Assets		13 187	16 119	15 121	13 608	8 847
Net Assets		8 845	12 339	11 948	10 665	6 549

Exploration expenditure by geographic area
- North America	%	22	14	39	33	30
- Australia	%	15	14	21	34	28
- Asia	%	21	26	17	5	7
- South America	%	25	18	9	5	8
- Africa	%	9	19	7	13	19
- Other	%	8	9	7	10	8

Exploration expenditure by target mineral
- Base metals	%	55	38	39	10	36
- Gold and precious metals	%	23	17	36	14	28
- Diamonds	%	6	7	3	20	25
- Other	%	16	38	22	56	11

(a) Comparative figures have been restated to reflect the restructure of Ferrous Minerals, Coal, Copper and World Minerals into Minerals

Steel Segment Data (a)

				Australian $ million
Years ended 31 May		1999	1998	1997	1996	1995
Sales		7 720	8 259	8 108	7 434	7 077
Operating profit before abnormal items,
depreciation, amortisation and income tax		889	1 231	939	868	1 311
deduct
Depreciation and amortisation		488	488	475	453	422

operating profit excluding abnormal items		133	219	146	87	251
Operating profit excluding abnormals		268	524	318	328	638
Abnormal items before income tax		(105)	(258)	(332)	(336)	-
Income tax benefit/(expense) attributable to
abnormal items		-	12	112	114	(33)
Abnormal items after income tax		(105)	(246)	(220)	(222)	(33)
Operating profit including abnormals		163	278	98	106	605

Other Statistics
Capital and investment expenditure
(excluding capitalised interest)	A$ million	392	499	900	1 854	837
Gross Assets	A$ million	8 673	9 820	9 874	9 390	8 067
Net Assets	A$ million	6 623	7 562	7 819	7 651	6 109
Raw steel produced
- Australia	000 tonnes	7 690	8 248	7 824	7 922	7 837
- New Zealand	000 tonnes	575	621	633	702	615
- Americas (b)	000 tonnes	580	304	13	-	-
Employees at period end	000s	24	27	29	30	26
Destination of Steel export volumes	Percent
- North Asia		29	36	39	45	48
- South East Asia		15	22	31	27	24
- Americas		33	27	21	15	18
- New Zealand and Pacific		5	4	5	5	5
- Indian Ocean Rim		7	2	1	3	3
- Other		11	9	3	5	2
Location of Total Assets	Percent
- Australia		76	72	72	76	78
- North America		9	12	9	7	4
- New Zealand		8	9	12	12	13
- Asia		6	6	6	4	4
- Other		1	1	1	1	1
Location of Workforce - Australia	Percent	81	79	82	83	85
- Rest of the world		19	21	18	17	15

(a) Comparative figures have been restated to reflect the restructure of Integrated Steel and Steel Products into Steel
(b) Represents BHP's share from investment in North Star LLC (50%)

Petroleum Segment Data

			Australian $ million
Years ended 31 May	1999	1998	1997	1996	1995
Net Sales:
Production	2 827	3 159	2 994	2 622	2 613
Refining and marketing	-	1 278	1 360	1 448	1 492
	2 827	4 437	4 354	4 071	4 106
Operating profit before abnormal items,
	1 238	1 933	1 774	1 404	1 436
deduct
Depreciation and amortisation	702	732	642	668	676
Income tax expense attributable to
operating profit excluding abnormal items	215	452	439	326	276
Operating profit excluding abnormals	321	749	693	410	484
Abnormal items before income tax	(90)	(173)	44	(75)	224
Income tax benefit/(expense) attributable to
abnormal items	1	10	(61)	(15)	(11)
Abnormal items after income tax	(89)	(163)	(17)	(90)	213
Operating profit including abnormals	232	586	676	320	697

Other Statistics
Exploration expenditure - Gross	344	414	418	325	347
deduct
Capitalised	147	160	126	107	116
add
Amounts previously capitalised now written off	0	13	36	3	18
Exploration expenditure charged against profits	197	267	328	221	249
Capital and investment expenditure
(excluding capitalised interest and capitalised exploration)	772	872	597	683	1 119
Gross Assets	7 826	8 354	8 020	8 087	8 691
Net Assets	4 261	5 250	5 192	5 412	5 706

Australian Federal and State Government royalties	34	47	39	21	11
Australian resource rent tax charged against profits	294	463	647	479	520
Amount charged to provision for restoration and rehabilitation	24	37	14	22	47
Average crude oil price ($US per barrel)	13.20	17.49	22.23	18.70	17.62

Services Segment Data

			Australian $ million
Years ended 31 May	1999	1998	1997	1996	1995
Sales	2 077	2 134	2 067	2 173	2 078
Operating profit before abnormal items,
depreciation, amortisation and income tax	179	249	240	189	171
deduct
Depreciation and amortisation	67	58	61	61	57

Operating profit excluding abnormal items	15	38	22	29	7
Operating profit excluding abnormals	97	153	157	99	107
Abnormal items before income tax	172	99	-	-	(542)
Income tax benefit/(expense) attributable to
abnormal items	1	-	-	-	(4)
Abnormal items after income tax	173	99	-	-	(546)
Operating profit/(loss) including abnormals	270	252	157	99	(439)

Gross Assets	756	1 037	2 792	2 839	2 723
Net Assets	93	266	2 043	2 027	2 023
Other Statistics
Major dividends received/receivable included in profits:
Foster's Brewing Group Ltd (a)	0	6	79	78	72

(a) Holding in Foster's was reduced from 36.5% to 5.1% on 5 June 1997, with the balance sold by 17 December 1997.

Net Unallocated Interest

			Australian $ million
Years ended 31 May	1999	1998	1997	1996	1995
Total interest cost (a)	(926)	(965)	(801)	(668)	(545)
add Amounts capitalised	194	226	158	191	138
Interest expense charged against operating profit	(732)	(739)	(643)	(477)	(407)
add Interest income	175	157	133	130	109
less interest income allocated to business groups	64	30	20	6	1
Unallocated interest income	111	127	113	124	108
	(621)	(612)	(530)	(353)	(299)
add Income tax benefit excluding abnormal item	172	119	121	96	79
less Abnormal item - income tax expense	-	-	-	-	(3)
Net unallocated interest including abnormal items	(449)	(493)	(409)	(257)	(223)

(a) 1999 and 1998 includes reclassification of certain preference shares from outside equity interests to borrowings and their related dividends to interest expense in accordance with AASB 1033.

Group and Unallocated Items (a)
			Australian $ million
Years ended 31 May	1999	1998	1997	1996	1995
Sales	(558)	(198)	187	263	246
Operating profit before abnormal items,
depreciation, amortisation and income tax	(807)	(493)	(39)	53	73
deduct
Depreciation and amortisation	17	18	8	6	6
Income tax expense/(benefit) attributable to
operating profit excluding abnormal items	(277)	(162)	(16)	17	24
Operating (loss)/profit excluding abnormals	(547)	(349)	(31)	30	43
Abnormal items before income tax	(4)	-	-	-	-
Income tax benefit/(expense) attributable to
abnormal items	(3)	-	-	-	(1)
Abnormal items after income tax	(7)	-	-	-	(1)
Operating profit/(loss) including abnormals	(554)	(349)	(31)	30	42

(a) Includes consolidation adjustments.

Major Acquisitions and Dispositions of Assets
l994-1999
October 1994	BHP sold its remaining 10% shareholding in Woodside Petroleum Ltd.
May 1995	BHP acquired 100% equity in the Mt Owen coal operations in New South Wales, Australia.
January 1996	BHP acquired 100% control of Magma Copper Company.
April 1996	BHP increased its interest in Tubemakers of Australia Ltd to 100% from 47.6%.
July 1996

BHP acquired additional interests in Central Queensland Coal Associates (CQCA) (2.9%) and the Gregory Joint Venture (3.57%). This raised ownership to 47.62% for CQCA and 58.62% for the Gregory Joint Venture.

October 1996	BHP sold its 65% interest in the Syama gold operations in Mali, West Africa.
June 1997	BHP sold the majority of its shares in the Foster's Brewing Group in June 1997, with the balance of the shares being sold by 17 December 1997.
October 1997	BHP sold GASCO, an Hawaiian gas distribution business.
December 1997	BHP sold its 50% interest in Koppers Australia Pty Limited.
January 1998	BHP sold its Newcastle, Australia based Electrolytic Manganese Dioxide Plant.
January 1998	BHP sold its investment in BRC Weldmesh (SEA) Pte Ltd.
March 1998	BHP sold its 231 851 dwt bulk carrier, the MV Iron Pacific.
April 1998

BHP acquired additional interests in the Central Queensland Coal Associates (CQCA) (4.48%) and the Gregory Joint Venture (5.52%). This raised ownership to 52.10% for CQCA and 64.14% for the Gregory Joint Venture.

May 1998	Sale of BHP Refractories assets.
May 1998	BHP sold the Hunter Valley Coal Corporation (including the Mount Owen mine) in New South Wales, Australia.
May 1998	BHP sold its Hawaiian refinery assets.
December 1998	BHP sold it Principal Manganese assets
December 1998	BHP sold its Power business.
April 1999	BHP sold the Bayu-Undan gas/condensate field and Elang/Kakatua/Kakatua North oil producing field.